SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                CaminoSoft Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   133765107
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                                 (CUSIP Number)

                               Russell Cleveland
                         c/o RENN Capital Group, Inc.
                 8080 N. Central Expressway, Suite 210, LB-59
                               Dallas, TX 75206
                                 (214) 891-8294
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/31/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 133765107
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.
    75-2533518
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    TEXAS
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        5,712,893

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        5,712,893

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     5,712,893 (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     42.2%
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(14) Type of reporting person (see instructions).

     IV
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(1)     Includes 3,539,414 shares of common stock, warrants to purchase
        2,052,779 shares of common stock at a weighted average exercise price of $0.85 per share and options to purchase 120,700 shares of common stock at a weighted average exercise price of $0.57 per share.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           This statement relates to the Common Stock ("Common Shares") of CaminoSoft Corp. (the "Company" or "CaminoSoft"). The principal executive offices of the
           Company are located at 600 N. Hampshire Road, Suite 105, Westlake Village, CA 91361.


Item 2. Identity and Background.

          (a) Renaissance Capital Growth & Income Fund III, Inc. ("RENN III")

          (b) 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas
              75206.


          (c) RENN III is a business development company regulated under the Investment Company Act of 1940, as amended.

          (d) N/A

          (e) N/A

          (f) Texas

Item 3. Source and Amount of Funds or Other Consideration.

           The total amount of funds required by RENN III to acquire the securities reported herein was $5,275,000. The source of such funds was the working capital of RENN III. The RENN III options were assigned to RENN III by Mr. Robert Pearson, a Vice President of RENN III, who received them as compensation for service on the Company's Board of Directors.

Item 4. Purpose of Transaction.

           RENN III acquired the Common Shares herein in the ordinary course of business for investment purposes. Russell Cleveland, president of RENN III and Robert C. Pearson, a vice president of RENN III serve on the Board of Directors of the Company.

           Persons associated with RENN III may participate in discussions with management or third parties in which they may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D form.

           Associates of RENN III continue to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and investment opportunities, as well as RENN III's investment objectives. Depending on such assessments, RENN III may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

           Other than as described above, RENN III does not have any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a) RENN III holds an aggregate of 5,712,893 shares of the Common Stock of the Company which is 42.2% of the outstanding shares of the Company. This includes 3,539,414 shares of common stock, warrants to purchase 2,052,779 shares of common stock at a weighted average exercise price of $0.85 per share and options to purchase 120,700 shares of common stock at a weighted average exercise price of $0.57 per share.

          (b) RENN III has voting and dispositive power over 5,712,893 shares of the Common Stock of the Company.

          (c) N/A

          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           N/A

Item 7. Material to be Filed as Exhibits.

           N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Renaissance Capital Growth & Income Fund
                                      III, Inc.

Date: 02/14/2006                      /s/ Russell Cleveland
                                      Name:  Russell Cleveland
                                      Title: President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages